Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Markel Corporation

The Administrative Committee

Markel Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-143392) on Form S-8 of Markel Corporation of our report dated June 14, 2011, with respect to the statements of assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2010 and 2009, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Markel Corporation Retirement Savings Plan.

/s/ KPMG LLP

Richmond, Virginia
June 14, 2011